[BIOSCRIP, INC. LETTERHEAD]
July 8, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Re:	BioScrip, Inc. Registration Statement on Form S-4 (File No. 333-167669), as amended by Amendment No. 1 to Registration Statement on Form S-4
Ladies and Gentlemen:
     This letter supplements the Registration Statement on Form S-4 (File No. 333-167669) of BioScrip, Inc., a Delaware corporation (“we” or the “Registrant”), which was filed with the Securities and Exchange Commission on June 22, 2010 and subsequently amended on July 8, 2010, both on the Registrant’s own behalf and on behalf of its subsidiaries listed as Registrant Guarantors therein, relating to the offer (the “Exchange Offer”) to exchange $225,000,000 aggregate principal amount of 10 1/4% Senior Notes due 2015 (the “New Notes”) to be registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 10 1/4% Senior Notes due 2015 that have not been registered under the Securities Act (the “Old Notes”). We are registering the New Notes to be offered in the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).
     We have not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and, to the best of our information and belief, each person that will participate in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, we will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any note holder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (i) may not rely on the Staff position expressed in the Exxon Capital Holdings Corporation letter or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. We acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
     We acknowledge that any broker-dealer that has entered into any arrangement or understanding with us or an “affiliate,” as defined in Rule 405 under the Securities Act, of us to distribute the New

Securities and Exchange Commission
July 8, 2010

Notes may not participate in the Exchange Offer. We will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

Very truly yours, BIOSCRIP, INC.
By:	/s/ Barry A. Posner
Barry A. Posner
Executive Vice President, Secretary and General Counsel